UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 5)
Under the Securities Exchange Act of 1934

Barnwell Industries, Inc.
(Name of Issuer)

Common Stock, $0.50 par value per share
(Title of Class of Securities)

068221100
(CUSIP Number)

Alexander C. Kinzler
c/o Barnwell Industries, Inc.
1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813
(808) 531-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 068221100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alexander C. Kinzler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
927,000(1)

	8	SHARED VOTING POWER
0(2)

	9	SOLE DISPOSITIVE POWER
927,000(1)

	10	SHARED DISPOSITIVE POWER
0(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
930,000(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)            This amount includes 927,000 shares of common stock, par value $0.50 per share (the “Common Stock”), of Barnwell Industries, Inc., a Delaware corporation (the “Company”), held directly by Mr. Kinzler.

(2)            This amount does not include 3,000 shares of Common Stock owned by Mr. Alexander Kinzler’s children.  Mr. Alexander Kinzler’s children have sole power to vote and to dispose of all of such shares of Common Stock, and Mr. Alexander Kinzler expressly disclaims beneficial ownership of all of his children’s shares of Common Stock.

(3)            This amount includes (i) 927,000 shares of Common Stock held directly by Mr. Kinzler and (ii) 3,000 shares of Common Stock owned by Mr. Kinzler’s children.

(4)            Based on 8,277,160 shares of Common Stock of the Company outstanding as of February 24, 2020, as represented in the Company’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP No. 068221100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Estate of Morton Kinzler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Explanatory Note
This filing constitutes Amendment No. 5 to the Schedule 13D (this “Amendment”) relating to the common stock, par value $0.50 per share (the “Common Stock”), of Barnwell Industries, Inc., a Delaware corporation, and hereby amends the Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on January 17, 2019 to furnish the additional information set forth herein.  On August 9, 2018, Alexander C. Kinzler was appointed as Co-Personal Representative of the Estate of Morton Kinzler (the “Estate”), in accordance with the terms of the will of Morton Kinzler. As a result of being named Co-Personal Representative of the Estate, Mr. Kinzler acquired indirect beneficial ownership of an additional 1,152,037 shares of Common Stock. On March 3, 2020, all 1,151,882 shares of Common Stock beneficially owned by the Estate were distributed out of the Estate, of which Mr. Kinzler received 575,941 shares of Common Stock.  Accordingly, Mr. Kinzler and the Estate are filing this statement with the Securities and Exchange Commission on Schedule 13D/A pursuant to Section 13(d) of the Act.
Item 2.                          Identity and Background.
(a)            The name of the reporting persons are Alexander C. Kinzler and the Estate of Morton Kinzler.
(b)            Mr. Kinzler’s business address is c/o Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813. The Estate’s business address is c/o John C. Moran, Gunster, 777 South Flagler Drive, Suite 500 East, West Palm Beach, FL 33401-6194.
(c)            Mr. Kinzler is President and CEO of the Company. The Estate was organized upon the death of Morton Kinzler.
(d)            Neither Mr. Kinzler nor the Estate have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)            Neither Mr. Kinzler nor the Estate have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)            Mr. Kinzler is a citizen of the United States. The Estate was created under the laws of the State of Florida upon the death of Morton Kinzler.
Item 3.                          Source or Amount of Funds or Other Consideration.

On August 9, 2018, Mr. Kinzler was appointed as a Co-Personal Representative of the Estate, in accordance with the terms of the will of Morton Kinzler. As a result of  such appointment, Mr. Kinzler was charged with collecting and distributing the assets of the Estate, including the 1,152,037 shares of Common Stock held by the Estate.  On March 3, 2020, all shares of Common Stock held by the Estate were distributed out of the Estate, of which Mr. Kinzler received 575,941 shares of Common Stock, which transaction involved no payment of consideration in accordance with the laws of descent and distribution.

Item 4.                          Purpose of Transaction.
Mr. Kinzler is President and CEO of the Company.  Mr. Kinzler held 351,059 shares of Common Stock in his own name prior to his receipt of direct ownership of an additional 575,941 shares of Common Stock through the distribution of such shares of Common Stock from the Estate to him (as disclosed in Item 3).   Mr. Kinzler also has indirect beneficial ownership of 3,000 shares of Common Stock owned by his children.
Mr. Kinzler may, from time to time, acquire additional shares of Common Stock for investment purposes if market conditions are favorable.  Mr. Kinzler may also dispose of some or all of the shares of Common Stock that he beneficially owns.
Except as set forth in this Item 4, Mr. Kinzler has no other plans or proposals with respect to the Company, including any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.                          Interest in Securities of the Issuer.
(a)            Mr. Kinzler may be deemed to beneficially own 930,000  shares of Common Stock, which includes (i) 927,000 shares of Common Stock held directly by Mr. Kinzler and (ii) 3,000 shares of Common Stock owned by Mr. Kinzler’s children, of which Mr. Kinzler disclaims beneficial ownership.  The foregoing 930,000 shares of Common Stock represent approximately 11.2% of the Company’s outstanding Common Stock (based on 8,277,160 shares of Common Stock of the Company outstanding as of February 24, 2020, as represented in the Company’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on March 2, 2020).   The Estate is no longer deemed to beneficially own any shares of Common Stock.
(b)            For Mr. Kinzler, see Items 7-10 on his Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a). For the Estate, see Items 7-10 on its Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a).
(c)            On January 8, 2020, Mr. Kinzler purchased direct ownership of 7,059 shares of Common Stock for $1.09 per share, which was effected in the open market. For Mr. Kinzler, see Item 3 for information on other transactions by Mr. Kinzler with respect to the Common Stock disclosed in Item 5(a) during the past sixty days.  For the Estate, see Item 3 for information on transactions by the Estate with respect to the Common Stock disclosed in Item 5(a) during the past sixty days.
(d)            For Mr. Kinzler, none, except for 3,000 shares of Common Stock owned by Mr. Kinzler’s children disclosed in Item 5(a).   For the Estate, none.
(e)            Not applicable for Mr. Kinzler.  As a result of the transactions described in Item 3 hereof, as of March 3, 2020, the Estate ceased to be a beneficial owner of more than 5% of the outstanding shares of Common Stock.  Consequently, this is an exit filing for the Estate.
Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Mr. Kinzler and the Estate were parties to a Joint Filing Agreement, dated January 16, 2019, pursuant to which such parties agreed to jointly file the Amendment No. 4 to Schedule 13D and any amendments thereto (the “Joint Filing Agreement”).  Pursuant to the Termination Agreement, dated March 10, 2020, by and among Mr. Kinzler and the Estate, the Joint Filing Agreement was terminated.  As a result of the Termination Agreement, Mr. Kinzler and the Estate may no longer be deemed a Section 13(d) group.  The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, which is filed as Exhibit 99.1 hereto, and is incorporated by reference herein.
Item 7.                          Material to Be Filed as Exhibits.
Exhibit 99.1.                                  Termination Agreement, dated March 10, 2020.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 11, 2020	By:	/s/ Alexander Kinzler
		Name:	Alexander C. Kinzler

ESTATE OF MORTON KINZLER

By:	/s/ Alexander Kinzler
	Name:	Alexander C. Kinzler
	Title:	Co-Personal Representative